

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 24, 2009

Via Facsimile and U.S. Mail

Asher Zwebner
Chief Financial Officer
Dynamic Applications Corp.
C/o Beit Gibor Sport
7 Menachem Begin Street
Ramat Gan Israel 52521

Re: Dynamic Applications Corp.
Form 10-K for the year ended December 31, 2008
File No. 333-150652

Dear Mr. Zwebner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Report of Independent Auditors, page F-2

1.   We note that your auditors' report is dated January 15, *2008*, a date prior to the
        end of your fiscal year. Please amend your filing to have your auditor provide a
        correctly dated report.

2.   We note that your audit report was signed by a U.S. audit firm and that the report
        appears to have been issued in Baltimore, Maryland. We note throughout the
        filing that your operations, corporate offices, and principal businesses are located
        in Israel. Please explain to us the circumstances surrounding your audit that
        enabled the audit report to be issued in Baltimore, Maryland. Refer to the
        guidance in Article 2 of Regulation S-X.

Item 9A. Controls and Procedures, page 18

3.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective "to ensure that material information relating
        to [you] is recorded, processed, summarized and reported in a timely manner."
        The language that is currently included after the word "effective" in your
        disclosure appears to be superfluous, since the meaning of "disclosure controls
        and procedures" is established by Rule 13a-15(e) of the Exchange Act. However,
        if you do not wish to eliminate this language, please revise future filings, so that
        the language that appears after the word "effective" is substantially similar in all
        material respects to the language that appears in the entire two-sentence definition
        of "disclosure controls and procedures" set forth in Rule 13a-15(e).

4.   We note your statement that "a control system, no matter how well conceived and
        operated, can provide only reasonable, not absolute, assurance that the objectives
        of the control system are met." Please revise future filings to state clearly, if true,
        that your disclosure controls and procedures are designed to provide reasonable
        assurance of achieving their objectives and that your principal executive officer
        and principal financial officer concluded that your disclosure controls and
        procedures are effective at that reasonable assurance level. In the alternative,
        please remove the reference to the level of assurance of your disclosure controls
        and procedures. Please refer to Section II.F.4 of Management's Reports on
        Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at <http://www.sec.gov/rules/final/33-8238.htm>.

5.   We note that you have not provided management's report on internal control over
        financial reporting, based on the transition guidance established by SEC Release

No. 33-8760. Please revise future filings, including any amendment to this filing, to clearly disclose that you are not required to include a report by management on internal control over financial reporting. Also refer to Instruction 1 to Item 308T of Regulation S-K.

<u>Exhibit 31.1 and 31.2</u>

6.   We note that your certifications are dated January 26, *2008*, a date prior to the end of your fiscal year. Please amend your filing to provide correctly dated certifications.

7.   As a related matter, we note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendments to this filing, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant